EXHIBIT 99.1

Himax Technologies Announces Disposal of Investment

TAINAN, Taiwan, Sept. 26, 2017 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced that it has reached an agreement with a buyer to dispose of a direct investment made over 2007 to 2008. The investment involves a China-based operation providing display driver IC backend processing covering wafer bumping, chip testing and packaging. Total proceeds from disposal are $32.00 million with a pre-tax gain of approximately $23.04 million. Gain after tax is estimated to be $20.74 million, representing a contribution of 12.0 cents GAAP net income per diluted ADS.

Himax’s initial investment amount of $8.96 million represented a minority stake of 14.46% in the investee company. Himax retained no board representation in the investee company and has not participated in its management. Himax decided to dispose of the investment as it believed the strategic value of the investment has diminished. The proceeds from the disposal will be used to partially fund this year’s heavy capital expenditure.

The transaction is subject to relevant government approvals with closing expected to be no later than the end of the fourth quarter, 2017.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 3,000 patents granted and 404 patents pending approval worldwide as of June 30th, 2017. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements
Factors that could cause actual events or results to differ materially include, but not limited to, General business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2016 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
 www.himax.com.tw

Ken Liu, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22513
Fax: +886-2-2314-0877
Email: ken_liu@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Greg Falesnik, Managing Director
MZ North America
Tel: +1-212-301-7130
Email: greg.falesnik@mzgroup.us
www.mzgroup.us